Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Organization

Claimshop Management, L.L.C.	Texas

Claimshop.com, Ltd.	Texas

CodeCorrect, LLC	Washington

Innovative Health Solutions, LLC	New Jersey

Innovative Managed Care Systems, Ltd.	Texas